SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)
Under the Securities Exchange Act of 1934

ITEX CORPORATION
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

465647 204
(CUSIP Number)

Collins M. Christensen
511 Knight Bridge Lane
Sacramento, CA 95864.
(916) 483-0803
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2006
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 465647 204	13D	Page 2 of 6 Pages

1.	Name of Reporting Person
Collins M. Christensen

I.R.S. Identification No. of Above Person (Entities Only)
N/A

2.	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source Of Funds

N/A

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)	☐

6.	Citizenship Or Place Of Organization

United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
859,130

	8.	Shared Voting Power
- 0 -

	9.	Sole Dispositive Power
859,130

	10.	Shared Dispositive Power
- 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
859,130

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
4.8%

14.	Type Of Reporting Person
IN

                    This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the common stock, $0.01 par value (the “Common Stock”), of ITEX Corporation, a Nevada corporation (“ITEX” or the “Company”).  This Amendment No. 4 amends the statement on Schedule 13D, initially dated May 5, 1999, and most recently amended March 23, 2006 as Amendment No. 3 to Schedule 13D and filed with the Commission on March 27, 2006, and is being filed by Collins M. Christensen.  Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

                    Pursuant to Rule 13d-2, this Amendment No. 4 is being filed to report a material decrease in the percentage of Common Stock owned by Collins Christensen as a result of an agreement dated June 20, 2006 between the Company and Mr. Christensen (the “Share Repurchase Agreement”) pursuant to which, effective as of June 23, 2006, Mr. Christensen sold, and the Company repurchased, an aggregate of 500,000 shares of Common Stock (out of a total of 1,359,130 shares) at a price of $0.55 per share ($275,000 total consideration).

                    Except as set forth below, all previously reported Items are unchanged.

Item 5.	Interest in Securities of the Issuer.

                    (a) and (b)  Beneficial  Ownership.  The person filing this statement is the beneficial owner of the following numbers of shares of Company common stock which represent the indicated percentage of the 17,906,132 shares of common stock outstanding as of June 23, 2006 (the following percentage is based on a total of 18,406,132 issued and outstanding shares of Common Stock as of April 30, 2006 as most recently reported by the Company, after giving effect to the cancellation and retirement of the repurchased shares):

Name	Shares Beneficially Owned		Percent of Voting Shares

Collins Christensen	859,130	(1)	4.8%

                    (1)  Except pursuant to applicable community property laws, Mr. Christensen has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

                    (c)  Other than the sale of the shares under the Share Repurchase Agreement as described herein, Mr. Christensen has not engaged in any transactions in the Common Stock within the past 60 days.

                    (d)  A portion of the Common Stock is owned by Mr. Christensen’s wife, Kira Christensen under California community property laws.  No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company stock from any person filing this statement.

                    (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                    There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

                    On June 20, 2006, as described above Collins Christensen and the Company entered into an agreement pursuant to which, effective as of June 23, 2006, Mr. Christensen sold, and the Company repurchased, an aggregate of 500,000 shares of Common Stock at a price of $0.55 per share ($275,000 total consideration).

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement dated as of June 20, 2006 between the Company and Collins Christensen regarding the repurchase by the Company of 500,000 shares of Common Stock

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006

/s/ Collins Christensen

Collins M. Christensen

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

[ITEX Letterhead]

June 20, 2006

Collins Christensen
511 Knight Bridge Lane
Sacramento, Ca 95864

Dear Collie:

On or about June 20, 2006 you contacted Steve White, CEO of ITEX Corporation, and offered to sell 500,000 shares (the “Shares”) of ITEX Corporation to ITEX for $.55 (fifty-five cents) per share.  This letter agreement (“Agreement”) will confirm the acceptance of your offer by ITEX, effective Friday, June 23, 2006. We will wire funds per receipt of your instructions on June 23.

By signing below, you agree to sell and transfer the Shares to ITEX in exchange for $275,000 ($.55 per share). In addition, you warrant and represent that: (1) you are the legal, beneficial, and record owner of the Shares, which are represented by Certificate No. ___________(“Certificate”); and (2) that neither the Shares nor your rights in the Shares have been assigned, transferred, or hypothecated; and the aggregate number of shares of ITEX Common Stock that are beneficially owned directly or indirectly by you is 1,359,130 shares. After the aforementioned sale you will own 859,130 shares.

As you know, SEC rules require the filing of an amended Schedule 13D promptly after any material change in the facts of your previously filed schedule.  A disposition of 1% or more of ITEX common stock is deemed material.  ITEX has agreed to assist you in this process.  You agree to provide a Schedule 13D Questionnaire as previously (attached), providing personal information, information relating to your interest in the securities of ITEX, and information with respect to any contracts, arrangements, understandings or relationships (legal or otherwise) between you and any person with respect to any securities of ITEX.  You understand and agree that the preparation and filing of your Section 13 reports are your sole responsibility and not those of ITEX, and that our legal counsel will represent ITEX and not you individually.

This Agreement, including all matters relating to its validity, construction, performance or enforcement, shall be construed in accordance with the laws of the State of Washington, without regard to such state’s rules concerning conflicts of laws.  This Agreement is entered into, and shall be deemed to have been made, in Bellevue, Washington.  This Agreement may be executed by an exchange of documents in person, by mail, by express courier, by telefax transmission or by facsimile signatures constituting binding execution.

Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning one copy of this letter.

Very truly yours,	Accepted and agreed to as of June 23, 2006:

ITEX CORPORATION

/s/ Steven White	/s/ Collins Christensen

By: Steven White	Collins Christensen
Chairman of the Board